UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EQUUS TOTAL RETURN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

294766200

(CUSIP Number)

Kenneth I. Denos

MCC Europe Limited

10757 So. River Front Pkwy

Suite 125

South Jordan, UT 84095

(801) 816-2536

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box	[	].

CUSIP No. 294766100

1.	Name of Reporting Persons	MCC Europe Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [	]
(b) [	]

3. SEC Use Only

4. Source of Funds (See Instructions)	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [	]

6. Citizenship or Place of Organization:	United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. Sole Voting Power 849,292

8. Shared Voting Power	N/A

9. Sole Dispositive Power 849,292

10. Shared Dispositive Power	N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	849,292

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [	]

13. Percent of Class Represented by Amount in Row (11)	10.0%

14. Type of Reporting Person:	CO

CUSIP No. 294766100

1.	Name of Reporting Persons	MCC Global N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [	]
(b) [	]

3. SEC Use Only

4. Source of Funds (See Instructions)	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [	]

6. Citizenship or Place of Organization:	The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. Sole Voting Power 849,292

8. Shared Voting Power	N/A

9. Sole Dispositive Power 849,292

10. Shared Dispositive Power	N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	849,292

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [	]

13. Percent of Class Represented by Amount in Row (11)	10.0%

14. Type of Reporting Person:	CO

CUSIP No. 294766100

1.	Name of Reporting Persons	Moore, Clayton & Co., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [	]
(b) [	]

3. SEC Use Only

4. Source of Funds (See Instructions)	N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [	]

6. Citizenship or Place of Organization:	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. Sole Voting Power 849,292

8. Shared Voting Power	N/A

9. Sole Dispositive Power 849,292

10. Shared Dispositive Power	N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person	849,292

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [	]

13. Percent of Class Represented by Amount in Row (11)	10.0%

14. Type of Reporting Person:	CO

CUSIP No. 294766100

1.	Name of Reporting Persons	Anthony R. Moore

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [	]
(b) [	]

3. SEC Use Only

4. Source of Funds (See Instructions)	N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [	]

6. Citizenship or Place of Organization:	United Kingdom and United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. Sole Voting Power 849,292

8. Shared Voting Power	N/A

9. Sole Dispositive Power 849,292

10. Shared Dispositive Power	N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person	849,292

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [	]

13. Percent of Class Represented by Amount in Row (11)	10.0%

14. Type of Reporting Person:	IN

CUSIP No. 294766100

1.	Name of Reporting Persons	Sharon Clayton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [	]
(b) [	]

3. SEC Use Only

4. Source of Funds (See Instructions)	N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [	]

6. Citizenship or Place of Organization:	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. Sole Voting Power 849,292

8. Shared Voting Power	N/A

9. Sole Dispositive Power 849,292

10. Shared Dispositive Power	N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person	849,292

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [	]

13. Percent of Class Represented by Amount in Row (11)	10.0%

14. Type of Reporting Person:	IN

CUSIP No. 294766100

1.	Name of Reporting Persons	Kenneth I. Denos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [	]
(b) [	]

3. SEC Use Only

4. Source of Funds (See Instructions)	N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [	]

6. Citizenship or Place of Organization:	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. Sole Voting Power 849,292

8. Shared Voting Power	N/A

9. Sole Dispositive Power 849,292

10. Shared Dispositive Power	N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person	849,292

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [	]

13. Percent of Class Represented by Amount in Row (11)	10.0%

14. Type of Reporting Person:	IN

Item 1. Security and Issuer

This statement hereby amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 2, 2007 (the "Amendment").

The Amendment relates to shares of common stock (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Fund”). The principal executive offices of the Fund are located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Item 2. Identity and Background

This statement is being filed jointly by: MCC Europe Limited (“MCCE”), Moore, Clayton & Co., Inc. (“MCC”), MCC Global N.V (“MCC Global”) Anthony R. Moore, Sharon Clayton and Kenneth I. Denos (the “Reporting Persons”).

MCCE is organized under the laws of the United Kingdom. Its principal office is located at 8th Floor, 7 Farm St, London W1J 5RX United Kingdom. MCCE provides business consulting services in the United Kingdom. MCCE is a wholly-owned subsidiary of MCC.

MCC is organized under of the laws of the state of Delaware and is the parent company of, among other entities, (a) MCCE and (b) the Fund’s investment manager, Moore, Clayton Capital Advisors Inc. (“MCCA”). MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCC Global is organized under the laws of The Netherlands and is the parent company of MCC. MCC Global’s principal office is located at 8th Floor, 7 Farm St, London W1J 5RX United Kingdom. The firm is an international private equity investment and advisory firm with offices in San Francisco, New York, London and Amsterdam.

Anthony R. Moore is the Chairman of the Supervisory Board of MCC Global and owns 16.37% of the voting equity in MCC Global.Mr. Moore’s business address is 4th Floor, Tower 42, 25 Old Broad Street, London EC2N 1HQ, United Kingdom. Mr. Moore is a citizen of the United Kingdom and the United States of America.

Sharon Clayton is Chairman of the Management Board of MCC Global and owns 17.68% of the voting equity in MCC Global. Her business address is 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095. Ms. Clayton is a citizen of the United States of America.

Kenneth I. Denos is the CEO of MCC Global and the CEO of the Fund and MCCA. He owns 8.62% of the voting equity in MCC Global. His business address is 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095. Mr. Denos is a citizen of the United States of America.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A are the respective names, business addresses, principal present occupations and citizenships of Mr. Moore, Ms. Clayton, Mr. Denos and the other executive officers, directors and control persons of each of MCC Global, MCCE and MCC.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Inapplicable.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D filed on October 2, 2007 is hereby amended and restated in its entirety as follows:

Elliott International, Inc. and Manchester Securities, Inc. who are secured creditors of MCC, have each foreclosed upon 254,376 and 169,584 shares, respectively, of the Fund held by MCCE. All of the shares disposed of were originally acquired by MCCE for investment purposes. Except as set forth in this Amendment, the Reporting Persons have no present plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 849,292 shares of Common Stock, which represent approximately 10.0% of the issued and outstanding shares of Common Stock.

(b) The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 849,292 shares of Common Stock, which represent approximately 10.0% of the outstanding shares of Common Stock.

(c) During the past 60 days, the Reporting Persons have not purchased any shares of the Fund.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

MCCA is the investment adviser to the Fund pursuant to an investment management agreement dated June 30, 2005.

Item 7. Material to Be Filed as Exhibits

Exhibit A.	Officers and Directors of MCC and MCCE

Exhibit B.	Joint Filing Agreement

Exhibit C.	Foreclosure Agreement dated July 21, 2008 among Moore, Clayton & Co., Inc.,
MCC Global N.V., MCC Europe Ltd., and Elliott International, L.P.

Exhibit D.	Foreclosure Agreement dated July 21, 2008 among Moore, Clayton & Co., Inc.,
MCC Global N.V., MCC Europe Ltd., and Manchester Securities Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCC GLOBAL N.V.

By: /s/ Kenneth I. Denos*

Name: Kenneth I. Denos

Title: Chief Executive Officer

MCC EUROPE LIMITED

By: /s/ Kenneth I. Denos*

Name: Kenneth I. Denos

Title: Director

MOORE, CLAYTON & CO., INC.

By: /s/ Kenneth I. Denos*

Name: Kenneth I. Denos

Title: Chief Executive Officer

ANTHONY R. MOORE

By: /s/ Anthony R. Moore*

SHARON CLAYTON

By: /s/ Sharon Clayton*

KENNETH I. DENOS

By: /s/ Kenneth I. Denos*

EXHIBIT A

Officers and Directors of MCC Global, MCC and MCCE

MCCE and MCC are wholly-owned subsidiaries of MCC Global, and therefore MCC Global ultimately controls MCC and MCCE. The name, business address, present principal occupation, and citizenship of each director, executive officer and control person of MCCE, and each executive officer and director of MCC Global, are set forth below.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Anthony R. Moore 4th Floor, Tower 42, 25 Old Broad Street, London EC2N 1HQ, United Kingdom

MCC GLOBAL

Chairman of the Supervisory Board.  Mr. Moore owns 16.37% of the voting equity in MCC Global.  MCC Global is an international private equity investment and advisory firm.  MCC Global’s principal office is 4th Floor, Tower 42, 25 Old Broad Street, London EC2N 1HQ, United Kingdom.

MCC

Chairman of the Board.  MCC is a wholly owned subsidiary of MCC Global.  MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCE

Chairman of the Board.  MCCE provides business consulting services in the United Kingdom.  MCCE is wholly owned by MCC.  MCCE’s principal office is located at 10757 South River Front Parkway, Suite 125, South Jordan, Utah 84095.

MCCA

Chairman of the Board and President.  MCCA is an SEC-registered investment adviser, and provides investment management services to the Fund.  MCCA’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Equus Total Return, Inc.

Director of the Fund.  Equus Total Return, Inc. is a closed-end fund, business development company, and is listed on the New York Stock Exchange.  Equus Total Return’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

United Kingdom and United States of America

Sharon Clayton 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095

MCC GLOBAL

Chairman of the Management Board.  Ms. Clayton owns 17.68% of the voting equity in MCC Global.  MCC Global is an international private equity investment and advisory firm.  MCC Global’s principal office is 4th Floor, Tower 42, 25 Old Broad Street, London EC2N 1HQ United Kingdom.

MCC

Director.  MCC is a wholly owned subsidiary of MCC Global.  MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCE

Director.  MCCE provides business consulting services in the United Kingdom.  MCCE is wholly owned by MCC.  MCCE’s principal office is located at 10757 South River Front Parkway, Suite 125, South Jordan, Utah 84095.

MCCA

Director and Executive Vice-President.  MCCA is an SEC-registered investment adviser, and provides investment management services to the Fund.  MCCA’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Equus Total Return, Inc.

Vice Chairman.  Equus Total Return, Inc. is a closed-end fund, business development company, and is listed on the New York Stock Exchange.  Equus Total Return’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

United States of America

Kenneth I. Denos 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095

MCC Global

Chief Executive Officer and Management Board Director.  Mr. Denos owns 8.62% of the voting equity in MCC Global.  MCC Global is an international private equity investment and advisory firm.  MCC Global’s principal office is 4th Floor, Tower 42, 25 Old Broad Street, London EC2N 1HQ United Kingdom.

MCC

Chief Executive Officer and Director.  MCC is a wholly owed subsidiary of MCC Global.  MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCE

Director.  MCCE provides business consulting services in the United Kingdom.  MCCE’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCA

Chief Executive Officer and Director.  MCCA is an SEC-registered investment adviser, and provides investment management services to the Fund.  MCCA’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Equus Total Return, Inc.

President and Chief Executive Officer.  Equus Total Return, Inc. is a closed-end fund, business development company, and is listed on the New York Stock Exchange.  Equus Total Return’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

United States of America

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Equus Total Return, Inc. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on September 28, 2007.

MCC GLOBAL N.V.

By: /s/ Kenneth I. Denos*

Name:  Kenneth I. Denos

Title:  Chief Executive Officer

MCC EUROPE LIMITED

By: /s/ Kenneth I. Denos*

Name:	Kenneth I. Denos
Title:	Director

MOORE, CLAYTON & CO., INC.

By: /s/ Kenneth I. Denos*

Name:	Kenneth I. Denos
Title:	Chief Executive Officer

ANTHONY R. MOORE

By: /s/ Anthony R. Moore*

SHARON CLAYTON

By: /s/ Sharon Clayton*

KENNETH I. DENOS

By: /s/ Kenneth I. Denos*